

07006747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 5 2007
210

SEC FILE NUMBER

8- 67189

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___JANUARY 1, 2006___AND ENDING___DECEMBER 31, 2006___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORPORATE FUEL SECURITIES LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

119 FIFTH AVENUE

(No. and Street)

NEW YORK	NEW YORK	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE HANSEN   212-260-2743

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP

(Name – if individual, state last, first, middle name)

622 THIRD AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 1 1 2007

THOMSON

FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____GEORGE HANSEN_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____CORPORATE FUEL SECURITIES LLC_____ , as of _____DECEMBER 31_____ , 20__06__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

_____
Signature

_____
CEO
Title

_____
Notary Public

BETTE HEIMAN
NOTARY PUBLIC, State of New York
NO. 31-6833970
Qualified in New York County
Commission Expires March 30, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (O) Independent Auditors' report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORPORATE FUEL SECURITIES LLC

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2006



CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of December 31, 2006 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.



Marks Paneth & Shron LLP

Certified Public Accountants
and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Corporate Fuel Securities LLC

We have audited the accompanying statement of financial condition of Corporate Fuel Securities LLC, as of December 31, 2006, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporate Fuel Securities LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
February 21, 2007

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com



Associated worldwide
with JHI

CORPORATE FUEL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$	15,232
Other assets		360
	$	15,592

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	4,760
Total Liabilities		4,760
Member's Equity		10,832
	$	15,592

CORPORATE FUEL SECURITIES LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

REVENUES	$ -
EXPENSES	
Professional fees	10,850
Insurance	368
Regulatory fees	450
Total Expenses	11,668
NET LOSS	$ (11,668)

CORPORATE FUEL SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

Member's equity - beginning of year	$	5,000
Member's contributions		17,500
Net loss		(11,668)
Member's equity - end of year	$	10,832

See notes to financial statements.

CORPORATE FUEL SECURITIES LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(11,668)
Adjustments to reconcile net loss to net cash used by operating activities		
Increase in other assets		(360)
Increase in accrued expenses		4,760
Net Cash Used by Operating Activities		(7,268)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's contributions		17,500
Net Cash Provided by Financing Activities		17,500
NET INCREASE IN CASH		10,232
Cash at December 31, 2005		5,000
Cash at December 31, 2006	$	15,232
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for:		
Interest	$	-
Income taxes	$	-

CORPORATE FUEL SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. ORGANIZATION AND NATURE OF BUSINESS

Corporate Fuel Securities LLC (the "Company"), (A Wholly-Owned Subsidiary of Corporate Fuel Advisors, LLC), is a New York Limited Liability Company formed on November 9, 2005 and commenced operations in July 2006.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides private placements of debt and equity securities to other companies and does not hold customer funds or securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Income Taxes

The Company is not subject to federal or state income taxes. The profit or loss of the Company passes directly to the member for income tax purposes.

3. RELATED PARTY TRANSACTIONS

Corporate Fuel Advisors, LLC ("the Parent Company"), has agreed to pay for expenses incurred that are attributable to the Company for shared office space and overhead. The Company does not record these expenses or a liability and the Parent Company does not make any claim for reimbursement. The Company records these allocated expenses as charges to net capital in its computation of net capital as required by the financial responsibility rules of the SEC.

4. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the twelve months after commencing operations, for which it shall not exceed 8 to 1.

At December 31, 2006, the Company's net capital of $9,037 exceeded required net capital of $5,000 by $4,037 and the ratio of aggregate indebtedness to net capital was .53 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

CORPORATE FUEL SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

NET CAPITAL
Total member's equity qualified for net capital $ 10,832

Deductions and/or credits:
  Nonallowable assets: 360
  Other deductions and/or charges   1,435

                                                                                    1,795

NET CAPITAL $ 9,037

AGGREGATE INDEBTEDNESS
  Accounts payable, accrued expenses and other $ 4,760

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
  Minimum net capital required $ 5,000

Excess net capital $ 4,037

Ratio of aggregate indebtedness to net capital   .53:1

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed with the Company's December 31, 2006 FOCUS Report.

CORPORATE FUEL SECURITIES LLC

AUDITORS' SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

DECEMBER 31, 2006





Marks Paneth & Shron LLP

*Certified Public Accountants
and Consultants*

Board of Directors
Corporate Fuel Securities LLC

In planning and performing our audit of the financial statements of Corporate Fuel Securities LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of theBoard of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

622 Third Avenue
New York, NY 10017-6701
Telephone   212 503 8800
Facsimile   212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone   516 992 5900
Facsimile   516 992 5800

Website   www.markspaneth.com



*Associated worldwide
with JHI*

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
February 21, 2007

